EXHIBIT 6


                              HEILIG-MEYERS COMPANY

                              ARTICLES OF AMENDMENT



         1. Name.  The name of the corporation is Heilig-Meyers
Company.
         2. The Amendment. The Amendment, a copy of which is attached hereto, deletes Paragraph VI of Article VII of the Restated Articles of Incorporation and substitutes, in lieu thereof, a new paragraph and alters the liquidation value per share of Cumulative Participating Preferred Stock, Series A. The Amendment did not require shareholder approval.
         3. Board Action. The Board of Directors adopted the proposed Amendment at its special meeting held on February 10, 1998.
         4. Certificate Required by Law. These Articles of Amendment contain all of the information required by Section 13.1-710 of the Code of Virginia and this paragraph constitutes the Certificate required by that Section.

Dated: February 19, 1998                               HEILIG-MEYERS COMPANY



                                                     By: /s/ William C. DeRusha
                                                         William C. DeRusha
                                                         Chairman and Chief
                                                         Executive Officer



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                                    Amendment



Paragraph VI of Article VII is deleted and the following inserted in lieu thereof:

    VI. Liquidation, Dissolution or Winding Up. Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made (1) to the holders of shares of Common Stock or of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Stock unless, prior thereto, the holders of shares of the Series A Stock shall have received an amount per share equal to the greater of (a) $11,000 or (b) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate amount to be distributed per share to holders of Common Stock, plus in each such case an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, or (2) to the holders of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Stock, except distributions made ratably on the Series A Stock and all other such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. In the event the Corporation shall at any time after the first issuance of any share or fraction of a share of the Series A Stock declare or pay any dividend on Common Stock payable in shares of Common Stock, or effect a subdivision or combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount per share to which holders of shares of the Series A Stock shall be entitled under the provision of clause (1) of the preceding sentence shall be adjusted by multiplying the amount per share to which holders of shares of the Series A Stock would have been entitled immediately prior to such event under the provision of clause (1) of the preceding sentence by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.



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